October 30, 2018

Raymond S. Lopez
Chief Financial Officer
BBX Capital Corporation
401 East Las Olas Boulevard
Suite 800
Fort Lauderdale, FL 33301

       Re: BBX Capital Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 9, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 6, 2018
           File No. 001-09071

Dear Mr. Lopez:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 1. Business
Project Portfolio, page 20

1. We note you have provided expected exit/sales dates and estimated future proceeds for your investments. While we note your footnote explaining the limitations to these projections, we did not note any disclosure stating your basis for these projections or any significant assumptions used. As such please tell us why you believe your projections comply with the Commission Policy on Projections in Item 10(b) of Regulation S-K.
 Raymond S. Lopez
BBX Capital Corporation
October 30, 2018
Page 2
Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 91

2. We note that your management report does not include a statement that your registered public accounting firm issued an attestation report. Refer to Item 308(a)(4) of Regulation
         S-K and revise future filings as necessary.
Item 8. Financial Statements
6. Notes Receivable, page F-30

3. Please tell us how you determined it was unnecessary to disclose quantitative information by credit quality indicator. Reference is made to ASC 310-10-50-29. Form 10-Q for Fiscal Quarter Ended June 30, 2018

2. Revenue Recognition, page 13

4. Please tell us how you determined it was unnecessary to disclose the significant payment terms for your performance obligations. Reference is made to ASC 606-10-50-12(b).
         Please include this information in future periodic filings as necessary.


5. Please tell us how you determined it was unnecessary to disclose the amount of the transaction price allocated to unsatisfied performance obligations and to provide an explanation of when this amount will be recognized as revenue. Refer to ASC 606-10-50-
         13. Please include this information in future periodic filings as necessary.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 with any questions.



                                                              Sincerely,
FirstName LastNameRaymond S. Lopez
                                                              Division of
Corporation Finance
Comapany NameBBX Capital Corporation
                                                              Office of Real
Estate and
October 30, 2018 Page 2                                       Commodities
FirstName LastName